November 15, 2010
VIA COURIER AND EDGAR

Re:	FXCM Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed November 2, 2010
File No. 333-169234
Angela McHale, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3010
Washington, D.C. 20549
Dear Ms. McHale:
          On behalf of FXCM Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 to the above-referenced Registration Statement (“Amendment No. 3”) relating to the offering of the Company’s Class A common stock, marked to show changes from Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) as filed on November 2, 2010. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
          In addition, we are providing the following responses to your comment letter, dated November 12, 2010, regarding Amendment No. 2. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer

FXCM Inc.	2	November 15, 2010
to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.
General
1.	We note your response to comment 18 in our letter dated November 2, 2010. Based on your description of your CFD business in the prospectus, it appears that the CFDs would fall within the definition of swap under the current language of Section 206A of Gramm-Leach-Bliley and would fall within the definition of a swap under Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Please explain in a detailed legal analysis how your proposed plan of business would operate under both the federal securities law and the Commodity Exchange Act.

As noted in our letter dated October 12, 2010 responding to comment 56 issued by Staff of in its letter dated October 1, 2010, we believe that there are good arguments that a CFD is not a “security” within the meaning of the federal securities laws. However, to the extent that a CFD offered by the Company’s non-U.S. subsidiaries were deemed to be a security, the offering would be exempt under Regulation S under the Securities Act (if subject to U.S. jurisdiction at all) since, as more fully explained in our prior letter, any offer or sale will be made in an “offshore transaction” and no directed selling efforts will be made in the United States with respect to the CFDs. This analysis would continue to apply even if CFDs were deemed to be security-based swaps under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

To the extent that CFDs were deemed to be swaps, futures, forwards or other instruments over which the CFTC has jurisdiction or will, as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act, have jurisdiction in the future, the CFDs offered and sold by the Company’s non-U.S. subsidiaries would be fully outside of such jurisdiction since they are offered exclusively outside the U.S. and exclusively to non-U.S. persons. See, Psimenos v. E.F. Hutton & Co., 2 Comm. Fut. L. Rep. (CCH) ¶21,653 (S.D.N.Y. Feb. 1, 1983) (finding a lack of subject matter jurisdiction under the Commodity Exchange Act where the site of all the activities alleged were foreign); and Mormels v. Girofinance, S.A., 544 F. Supp. 815 (S.D.N.Y. 1982). See also, Introducing Brokers and Associated Persons of Introducing Brokers, Commodity Trading Advisors and Commodity Pool Operators; Registration and Other Regulatory Requirements 48 Fed. Reg. 35248, 35261 (August 3, 1983) (“the protection of foreign customers of firms confining their activities to areas outside this country, its territories and possessions may best be for local authorities in such areas.”); CFTC Interpretative Letter No. 93-106, [1992-1994 Transfer Binder] Comm. Fut. L. Rep. ¶ 25,898, 40,928 (Oct. 12, 1993); and CFTC Interpretative Letter No. 90-4, [1987-1990 Transfer Binder] Comm. Fut. L. Rep. (CCH) ¶ 24,588 (January 31, 1990). Further, Congress provided in Dodd-Frank that the CFTC’s jurisdiction over swaps would not generally reach swap transactions outside the U.S. Specifically, Dodd-Frank provides that the provisions of the Commodity Exchange Act relating to swaps shall not apply to transactions outside the U.S. unless they “ have a direct and significant connection with activities in, or effect on, commerce” in the U.S. or contravene rules promulgated by the CFTC to prevent the evasion of provisions of the Commodity Exchange Act related to swaps. Section 722(d) of Dodd-Frank (to be codified in Section 2(i) of the Commodity Exchange Act).
We accept customers from many jurisdictions..., page 18

FXCM Inc.	3	November 15, 2010
2.	We note your added disclosure on page 19. Please briefly describe the impact on your business should you pursue the restructuring of your activities in Japan.

The Company has revised page 19 of Amendment No. 3 to include additional risk disclosure addressing the matter identified in the Staff’s comment.
Our failure to comply with regulatory requirements..., page 21
3.	We note your added disclosure on page 21. Please tell us whether the respective trade execution practices of the two other FX brokers are similar to yours. If so, please disclose this fact and quantify the amounts of the settlement agreements if practicable.

The trade execution practices cited by the NFA in the cases brought against the other two FX brokers related to a specific, manually-enabled feature of a trading platform offered by the two FX brokers. The Company advises the Staff that its trade execution practices do not now and have never used the feature cited by the NFA. The Company also advises the Staff that, based on publicly available records, the settlements the NFA reached with the other two FX brokers required payments by them of $459,000 and $320,000, respectively, and require them to refund to customers all losses incurred as a result of the improper trade execution practices identified. Notwithstanding its belief that its trade execution practices are dissimilar in relevant respects from the trade execution practices at issue in the cited enforcement actions brought by the NFA, the Company has included additional disclosure on page 21 of Amendment No. 3 to disclose the terms of the settlement agreements.
Organizational Structure Following this Offering, page 43
4.	We note your response to prior comment two from our letter dated October 28, 2010. Based on your responses and the additional disclosure on page 46, it is unclear whether your existing owners are required to sell their Holdings Unit to FXCM Inc., or maintain their Holdings Units through the first anniversary of the offering closing. Please also tell us whether you have agreements in place with existing owners to sell such Holdings Units to FXCM Inc. using the proceeds from this offering.

The Company has revised page 46 of Amendment No. 3 to include additional disclosure addressing the matters identified in the Staff’s comment.

5.	We note your added disclosure at the top of page 44 in response to comment 6 in our letter dated November 2, 2010. For clarity purposes, please relocate this disclosure to the Exchange Agreement section on page 46.

The Company advises the Staff that it has included on page 46 of Amendment No. 3 under the caption “Exchange Agreement” the disclosure that is presently included on page 44.
Reclassification and Amendment and Restatement..., page 45
6.	We note your response to prior comment four. Please tell us whether the Company has a current legal obligation to effect the modification of its capital structure as contemplated by the Reclassification transaction. If so, please retroactively restate your financial statements and include footnote disclosure highlighting such transaction.

FXCM Inc.	4	November 15, 2010
The Company respectfully advises the Staff that it has no current legal obligation to effect the Reclassification. The Company has revised its disclosure on page 45 of Amendment No. 3 to so disclose.
Dividend Policy, page 49
7.	We note your response to prior comment 13. We are still unclear of your factual basis for disclosing a dividend for future periods. Absent any factual basis, we continue to believe that this information would more appropriately be provided in the form of a financial forecast in accordance with Rule 11-03 of Regulation S-X. Please revise your disclosure to include a financial forecast or eliminate the projected dividend rate.

The Company has revised its disclosure to eliminate the projected dividend rate.
* * * * * * * * * *
          Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission
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